UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

First Foundation Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

32026V104

(CUSIP Number)

Ben Mackovak

Strategic Value Investors, LP

127 Public Square, Suite 1510

Cleveland, Ohio 44114

216-282-0704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

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CUSIP No.: 32026V104

1	NAME OF REPORTING PERSON: Strategic Value Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,768,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,768,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,768,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

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CUSIP No.: 32026V104

1	NAME OF REPORTING PERSON: Ben Mackovak I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,768,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,768,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,768,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

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CUSIP No.: 32026V104

1	NAME OF REPORTING PERSON: Marty Adams I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,768,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,768,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,768,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

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CUSIP No.: 32026V104

1	NAME OF REPORTING PERSON: Strategic Value Bank Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,768,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,768,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,768,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

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CUSIP No.: 32026V104

ITEM 1.  SECURITY AND ISSUER:

This statement relates to the common stock, (‘Common Stock’), of First Foundation Inc. (the ‘Issuer’). The address of the principal executive offices of the Issuer is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND:

a)This Schedule 13D is being filed jointly by (1) Strategic Value Investors, LP, a Delaware limited partnership; (2) Strategic Value Bank Partners, LLC, an Ohio limited liability company and registered investment adviser (‘Strategic Value Bank Partners’); (3) Ben Mackovak, a managing member of Strategic Value Bank Partners; and (4) Marty Adams, a managing member of Strategic Value Bank Partners, (collectively (1-4) the ‘Reporting Persons’). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13D.

b)The principal business address of the Reporting Persons is 127 Public Square, Suite 1510, Cleveland, Ohio 44114.

c)The principal business of Strategic Value Bank Partners is to serve as an investment manager or adviser to various investment partnerships, funds, and managed accounts (collectively, the ‘Clients’). The principal occupation of Messrs. Mackovak and Adams is investment management through their ownership and control over the affairs of Strategic Value Bank Partners. Strategic Value Bank Partners has voting and dispositive power over the Common Stock held by the Clients.

d)During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)Mr. Mackovak and Mr. Adams are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

In aggregate the Reporting Persons have voting and dispositive power over 6,768,343 shares of Common Stock of the Issuer acquired at an aggregate cost of $38,415,897. The shares were purchased with working capital.

ITEM 4. PURPOSE OF TRANSACTION:

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons purchased the shares based on the belief that the shares, at the time of purchase, were undervalued and represented an attractive investment opportunity in accordance with their investment strategy. The Reporting Persons believe significant opportunities exist to enhance shareholder value by repositioning the balance sheet, improving operations, and evaluating strategic alternatives.

Under the Investment Agreement (the ‘Agreement’), and subject to the terms and conditions set forth therein, the Issuer agreed, among other things, that its Board of Directors will appoint an Investor Director of Strategic Value Investors, LP to serve as a Director of the Issuer. On September 3, 2024, Mr. Mackovak was appointed to the Board of Directors of the Issuer. The agreement is attached as Exhibit 2 to this Schedule 13D.

On July 8, 2024, pursuant to the Agreement, dated as of July 2, 2024, by and among the Company, and Strategic Value Investors, LP, Strategic Value Investors, LP purchased (i) 1,551,861 shares of the Company’s Common Stock (‘Common Stock’) at a price of $4.10 per share and (ii) 3,870 shares of the Company’s Series B noncumulative convertible preferred stock (‘Series B Preferred Stock’)at a purchase price of $4,100 per Share. The aggregate purchase price was $22,229,630. In addition, Strategic Value Investors, LP was also issued warrants to purchase 2,168 shares of non-voting Series C Preferred Stock, par value $0.001 per share, at a price of $5,125 per share, subject to adjustment, and expires on July 8, 2031. Each share of Series C Preferred Stock will convert into 1,000 shares of Common Stock upon a Reg Y Transfer in accordance with the terms of the Warrant Agreement entered into between the Company and Strategic Value Investors, LP. These purchases were completed in connection with the Issuer’s July 2024 capital raise.

The Series B Preferred Stock featured an automatic conversion feature contingent upon certain shareholder approvals related to the July 2024 capital raise. The Company held a Special Meeting of Stockholders on September 30, 2024, at which time all requisite approvals were received, and the Series B Preferred Stock automatically converted to 3,870,000 shares of Common Stock on October 2, 2024.

Unless otherwise noted in this Schedule 13-D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of item (4) of Schedule 13D, except as might be proposed by Mr. Mackovak in his capacity as a Director of the Issuer or by such Board with the participation of Mr. Mackovak as a Director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

As of the date of this Schedule 13D, the Reporting Persons held in aggregate 6,768,343 shares of Common Stock of the Issuer, which represents 8.219% of the outstanding Common Stock.

The percentages used in this Schedule 13D are calculated based upon 82,345,084 outstanding shares of Common Stock as of October 2, 2024. This amount is based upon the number of outstanding shares of Common Stock reported as of October 2, 2024, referenced in the Issuer's Current Report on Form 8-k filed on October 3, 2024, to account for conversion of the Series B Preferred Stock into Common Stock. The Series B Preferred Stock was issued in connection with the July 2024 capital raise and was converted into shares of Common Stock on October 2, 2024 following the Special Meeting of Stockholders on September 30, 2024. Each of the Reporting Persons shares voting and dispositive power over the Shares of Common Stock held by the Clients.

Strategic Value Bank Partners on behalf of the Clients has made no purchases or sales of Common Stock during the past 60 days.

Excludes Series C Warrant. From and after January 5, 2025, the warrant is exercisable to purchase 2,168 shares of non-voting Series C Preferred Stock, par value $0.001 per share, at a price of $5,125 per share, subject to adjustment, and expires on July 8, 2031. Subject to approval by the stockholders of the Company, each share of Series C Preferred Stock will convert into 1,000 shares of Common Stock upon a Reg Y Transfer.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Mr. Mackovak is a non-employee director on the Board of Directors of the Issuer.

Other than the foregoing relationships and arrangements, the relationship between Mr. Mackovak and the Issuer, the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, and the Investment Agreement filed as Exhibit 2 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any persons with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILES AS EXHIBITS:

Exhibit 1 - Joint Filing Agreement

Exhibit 2 – Investment Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 8, 2024Strategic Value Investors, LP By:/s/ Ben Mackovak

Name:Ben Mackovak

Title:Managing Member

By:/s/ Marty Adams

Name:Marty Adams

Title:Managing Member

By:/s/Ben Mackovak

Name:Ben Mackovak

Title:Managing Member

October 8, 2024Strategic Value Bank Partners LLC By:/s/Ben Mackovak

Name:Ben Mackovak

Title:Managing Member

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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